================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               --------------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                               --------------------

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                               --------------------

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---
    Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                       ---     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX


1.       Press release dated September 18, 2002

2.       Press release dated September 24, 2002

3.       Press release dated October 1, 2002

4.       Press release dated October 1, 2002

5.       Press release dated October 4, 2002

6.       Press release dated October 8, 2002

7.       Press release dated October 16, 2002

8.       Press release dated October 28, 2002

9.       Press release dated October 28, 2002

10.      Press release dated October 28, 2002

11.      Press release dated October 29, 2002

12.      Press release and Third Quarter 2002 Consensus Estimates, November 6,
         2002

13.      Press release dated November 12, 2002

14. Stockholders' Newsletter and Interim Report for the First Three Quarters, November 12, 2002

15.      Press release dated November 22, 2002

16.      Press release dated December 5, 2002

17.      Press release dated December 5, 2002

18.      Press release dated December 6, 2002

19.      Press release dated December 16, 2002

20.      Press release dated December 20, 2002

21.      2003 Calendar of Investor Relations Events

                                    EXHIBIT 1

Bayer CropScience agrees to sell wheat herbicide to Arvesta Corporation
-----------------------------------------------------------------------

Monheim - Bayer CropScience has agreed to divest its wheat herbicide Everest(R) to San Francisco-based Arvesta Corporation, pending approval by the U.S. and Canadian regulatory authorities. Terms of the purchase agreement were not disclosed.

The sale of Everest(R) is part of the requirements to which Bayer CropScience agreed with the U.S. Federal Trade Commission and the Canadian Competition Bureau as a condition of approval for Bayer to acquire Aventis CropScience.

Registered since October 2000, Everest(R) is a selective post-emergence grass herbicide for early season control of wild oats, green foxtail and other grasses in winter and spring wheat crops. Everest(R) provides growers with a rotational tool to manage resistance and is currently sold primarily in Canada and the United States.

"The negotiations with Arvesta were concluded in a professional and expeditious manner and I am very pleased with the results" stated Jochen Wulff, Chairman of the Board of Bayer CropScience.

"In the two years since Everest(R) was introduced to the market by Bayer, it fulfilled our expectations", added Emil Lansu, Head of the NAFTA-region for Bayer CropScience. "The pending purchase by Arvesta will ensure that this innovative herbicide remains available to the Canadian and US growers who have come to value it."

Bayer CropScience, a subsidiary of Bayer AG with annual sales of some Euro 6.5 billion, is one of the world's leading innovative crop science companies in the areas of crop protection, seeds and green biotechnology, as well as non-agricultural pest control. The company offers an outstanding range of products and extensive service backup for modern, sustainable agriculture and for non-agricultural applications.

Bayer CropScience has a global workforce of 22,000 and is represented in 122 countries, ensuring proximity to dealers and consumers.

Leverkusen, September 18, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 2

10th World Congress of the International Society for Sexual and Impotence Research (ISSIR):
Men Treated with Vardenafil Report Reliable Improvement in Erectile Function over Time and Improvements in Erection Quality Following Prostate Cancer Surgery

Leverkusen - Findings from a clinical trial investigating the efficacy of Vardenafil will be presented at the 10th World Congress of the International Society for Sexual and Impotence Research (ISSIR) in Montreal. Men with erectile dysfunction (ED) who were taking the oral investigational drug Vardenafil reported consistently improved erectile function (EF) the first time they took the drug and subsequently thereafter. For the three months of the study involving over 800 ED patients, Vardenafil was reported to consistently improve rates of successful penetration, intercourse success and overall satisfaction during the first and subsequent attempts. Investigators evaluated the ability of Vardenafil to provide reliable efficacy over time in a broad population of men with ED. They analysed data from a phase III, randomised, double-blind study in which 805 men with ED received Vardenafil 5, 10 or 20 mg or placebo for up to 26 weeks. The analysis showed that at a 20 mg dose:

o On average men were successful in 74 percent of their first attempts in penetrating their partner compared with 46 percent of men taking placebo.

o Of those men taking Vardenafil who were successful the first time, they continued to achieve successful penetration in 91 percent of subsequent attempts.

"Men want to be confident that the ED drug they are taking works the first time and time after time," said Luc Valiquette, M.D., Professor of Urology at the Hospital Saint-Luc du CHUM in Montreal. "I've seen frustration in some of my patients because some of the current treatments do not consistently work, and their efficacy may diminish over time. This reinforces the need for new ED therapies that are effective, consistent and safe."

Data from two other clinical trials presented at the ISSIR meeting also showed that over time men taking Vardenafil consistently report improvement in EF.

o In a year-long study of Vardenafil, a broad population of men with ED reported improvement in their EF.

o A six-month open label study of Vardenafil reported return to normal EF, with 81 percent of men reporting improved erections.

In another study, the first of its kind to assess the effect of a phosphodiesterase (PDE-5) inhibitor on EF and depressive symptoms among men with ED resulting from prostate cancer surgery, men taking Vardenafil were more likely to report improved erections and fewer depressive symptoms than men taking placebo.

In this phase III clinical trial, 440 men aged 44 to 77 years with ED following prostatectomy and who experienced ED for six months before entering the study, were randomly assigned to placebo or Vardenafil (at a dose of 10 or 20 mg) for 12 weeks. After 12 weeks:

o Up to 71 percent of patients who had undergone a specific type of prostatectomy, known as bilateral nerve-sparing, reported statistically significantly improvement in erections with Vardenafil 20 mg versus 12 percent of men taking placebo.

o A significant decrease in depressive symptoms was observed among a small subset of depressive prostatectomy patients taking Vardenafil 20 mg.

"Men who suffer from ED following prostatectomy are among the most difficult to treat because their ED is typically severe. The finding that Vardenafil significantly improved erectile function in our study patients is important because more than two thirds of these men had severe ED," said Gerald Brock, M.D., lead study investigator and Associate Professor, Department of Surgery, Division of Urology at St. Joseph's Health Centre in London, Ontario, Canada. He also added: "The finding that Vardenafil eased depressive symptoms in these men is very good news, because it means that Vardenafil helps improve quality of life in men who are often suffering both emotionally and physically from this condition."

In all these studies, drug-related adverse events were reported as generally mild to moderate in intensity with the most frequent adverse events being headache, flushing and rhinitis. ED - the persistent inability to attain and maintain an erection adequate to permit satisfactory sexual intercourse - is a common health condition among men that is largely untreated. It is estimated that some degree of ED affects more than one half of all men over the age of 40 and that worldwide an estimated 152 million men suffer from ED.

Vardenafil, researched and discovered by Bayer AG, will be marketed by Bayer and GlaxoSmithKline (GSK) through a worldwide co-promotion and co-development agreement that the two companies signed in November 2001. Marketing Authorisation Applications have been approved by regulatory authorities in several Latin American countries and have been submitted for regulatory review in all major regions worldwide, including the United States, Europe and Japan.

Bayer is an international, research-based group with major businesses in healthcare, agriculture, polymers and specialty chemicals.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Leverkusen, 2002-09-024

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 3


Bayer CropScience becomes first legally independent subgroup
Bayer Group CEO Werner Wenning: "A milestone in our reorganization"

Leverkusen - The Bayer Group has taken a major step forward in its reorganization program: Bayer CropScience becomes the first legally independent operating subgroup upon its entry in the trade register on October 1, 2002. The new company - created by combining Bayer's former Crop Protection Business Group with the activities of Aventis CropScience, which Bayer acquired in early June 2002 - is the world's number two agchem supplier with about 22,000 employees and some EUR 6.5 billion in sales. "We have now reached an important milestone in the reorganization of the Bayer Group into four operating subsidiaries and three service companies under the umbrella of a management holding company," said Werner Wenning, Chairman of the Board of Management of Bayer AG. "In the short time since the decision was made in September 2001 to form an independent crop protection subsidiary, excellent work has been done, and done quickly - on top of the obvious necessity of looking after our day-to-day operations."

According to Wenning, Bayer CropScience has a number of advantages as a new corporate entity. For example, it is an agile unit that can operate flexibly and independently in the market, and its creation has greatly facilitated the integration of Aventis CropScience. Wenning said that the experience gained by Bayer CropScience along its path to legal independence is also benefiting the other three future operating subgroups - Bayer Chemicals, Bayer HealthCare and Bayer Polymers - and the service companies Bayer Business Services, Bayer Technology Services and Bayer Industry Services. Pending the approval of the Annual Stockholders' Meeting in April 2003, these companies are scheduled to become legally independent thereafter during the course of the year.

"We have created a modern company that aims to fully exploit its strengths in crop protection, the seed business and biotechnology, as well as in nonagricultural pest control, for the benefit of its customers," explained Dr. Jochen Wulff, Management Board Chairman of Bayer CropScience AG. "With an innovative and research-oriented focus, we intend to grow considerably faster than the market and thus to increase our sales to more than EUR 7 billion over the next three to four years."

Following the successful integration of Aventis CropScience, the company aims to achieve a return on sales of 20 percent by 2006, said Wulff. Estimated one-time integration charges of EUR 500 million are offset by a similar volume of synergies expected to be fully realized as of 2005.

Leverkusen, October 1, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 4


Bayer Biological Products Receives FDA Approval for Additional Kogenate(R) FS Manufacturing Processes
Approval of 200 liter fermenters increases production capacity for the U.S.

Leverkusen - Bayer Biological Products (BP) announced today receipt of United States Food and Drug Administration (FDA) approval for additional processes used in the manufacture of Kogenate(R) FS, Antihemophilic Factor (Recombinant), formulated with sucrose. This approval enables Bayer BP to expand production capacity and reinforces its position as a reliable supplier of Kogenate(R) FS. Further, the approval creates additional momentum for Bayer BP to achieve its highest ever quarterly releases of recombinant factor VIII by spring 2003.

Specifically, FDA approved Bayer BP's use of six 200 liter fermenters at its Berkeley Calif. manufacturing facility. The 200 liter fermenters, twice the volume of the fermenters currently utilized, are used to grow hamster kidney cells that have been modified through highly advanced recombinant technology to produce human Factor VIII, the blood protein missing in individuals living with hemophilia A.

Because the 200 liter fermenters are now approved in the United States, Kogenate(R) FS manufactured using these fermenters can be released for use in the U.S. marketplace.

Dr. Glenn Pierce, president of the National Hemophilia Organization, expressed his excitement over the approval. "Over the last several months Bayer BP has worked extremely hard to get back to normal releases of recombinant Factor VIII in a marketplace that has experienced significant shortages. This latest approval of their 200 liter fermenters is very good news for the hemophilia community."

Dr. Gunnar Riemann, executive vice president, Bayer Corporation, and president, Bayer BP Division, commented on the significance of the approval. "Our commitment to providing reliable supplies of Kogenate(R) FS is stronger than ever, and our releases are continuing to increase. This approval is one of several positive communications received recently from FDA, and is extremely important to us and to the community of patients we serve." These recently received positive communications relate to inspections conducted over the last two years at the Clayton, North Carolina and Berkeley manufacturing facilities. In these communications, FDA expressed its satisfaction with Bayer BP's responses and progress made to address observations made during inspections at Berkeley and Clayton in late 2000, a subsequent Clayton inspection in March 2001, and in the Warning Letter issued July 2001. As a result, the Warning Letter is now officially closed. Additionally, FDA informed Bayer BP that responses and corrective actions following the March 2002 Berkeley inspection are acceptable. These communications reinforce findings of compliance by Canadian and European regulatory authorities following their inspections earlier this year.

Reacting to the recent positive news from FDA, Carol Moore, vice-president of regulatory affairs at Bayer BP stated, "Needless to say, we are very pleased with the approval of the 200 liter fermenters and the closing of the Warning Letter. Sustainable compliance with FDA's Good Manufacturing Practice standards, will always be our goal and we will meet that goal through continuous vigilance, evaluation, and change as warranted."

Lerverkusen, 2002-10-01

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 5

Bayer plans to sell Rhein Chemie to Advent International
Transfer scheduled for November 2002

Leverkusen - Bayer AG intends to sell its subsidiary Rhein Chemie Rheinau GmbH, Mannheim, Germany, to a group of financial investors advised by Advent International Corporation, Boston, for EUR 215 million, including the assumption of debt. The transaction would include the wholly owned subsidiary iSL-Chemie GmbH & Co. KG of Kurten, Germany, as well as Rhein Chemie affiliates in the United States and Japan and a Chinese joint venture in which Rhein Chemie owns a 90 percent interest. It is planned to complete the sale at the beginning of November, subject to the approval of the relevant antitrust authorities.

"Under this new ownership, Rhein Chemie would have excellent prospects of further expanding its strong market position," commented Bayer AG Management Board Chairman Werner Wenning. In December 2001, Bayer announced its intention to divest Rhein Chemie and other subsidiaries so as to focus more closely on its core businesses. The sale of Holzminden, Germany-based subsidiary Haarmann & Reimer to the financial investor EQT was completed only a few days ago.

Founded in 1889, Rhein Chemie has been a subsidiary of Bayer AG since 1971. The company is an internationally successful supplier of specialties to the rubber, lubricant and plastic industries. Its 1,100 employees in Germany and around the world, including 550 in Mannheim, generated global sales in 2001 of approximately EUR 320 million. Rhein Chemie operates production facilities in Germany, the United States, China, Japan and other countries. With more than 50 investments worldwide in the chemical and pharmaceutical industry, Advent International Corporation has extensive experience in this sector. Its investments in European companies include Vinnolit in Germany, Materis in France and Pemco in Belgium.

Advent International is one of the world's largest private equity firms with EUR 6 billion under management and offices in 14 countries. The company employs more than 100 experts in the United States, Europe, Latin America and Asia. Since its founding in 1984, Advent International has invested in over 500 companies. The chemical and pharmaceutical sector is one of Advent International's main fields of expertise in Europe.

Leverkusen, October 4, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 6


Relaunch of the Bayer AG Investor Relations website

Leverkusen - Bayer AG Investor Relations has offered an information platform for private and institutional investors and analysts at www.investor.bayer.com since 1998. In view of the increasing importance of the Internet medium for the financial community, we have redesigned our website to make it more user-friendly, at the same time increasing the amount of information offered and introducing new functionalities.

o Under Downloads you will find documents dating from 1998 to the present day for download.

o Under Investor Handout, the "Handout Highlights" present the most important information in a nutshell. "My Handout" enables you to create your own personal handout by selecting the documents you need. The "Slideshow" allows convenient viewing.

o The My Documents function offers the collection and combined download of documents as a ZIP file.

Visit us at

www.investor.bayer.com (English) or

www.investor.bayer.de (German)

Leverkusen, October 8, 2002

Sincerely,
Your Bayer AG Investor Relations team

The relaunch was designed and implemented in cooperation with antwerpes & partner ag, Cologne.

                                    EXHIBIT 7


Sale of Bayer's household insecticides business
Bayer and SC Johnson have signed Letter of Intent

Leverkusen - Bayer AG and SC Johnson have signed a letter of intent with regard to the sale of Bayer AG's household insecticides business. Bayer aims to complete the sale by the end of 2002. Comprising mainly the successful Baygon(R) insecticide and Autan(R) repellent brands, which hold leading positions in their market segments, the business has annual sales of some EUR 400 million.

In March 2002 Bayer AG announced that the household insecticides business would be sold to enable its Consumer Care Business Group to concentrate on its business in non-prescription health care products.

Leverkusen, October 16, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 8


Bayer CropScience AG to sell a range of products to BASF
Company on track with regulatory divestments subsequent to acquisition of Aventis CropScience

Monheim - Bayer CropScience AG today announced that it intends to sell a package of selected insecticides and fungicides to BASF AG while retaining certain back-licenses for non-agricultural applications. The total package is valued at EUR 1,330 million. Taking into consideration the back-licenses the cash purchase price amounts to EUR 1,185 million. With the completion of the envisaged transaction, Bayer CropScience would fulfill within the given timeframe a major condition imposed by the European Commission and the U.S. Federal Trade Commission (FTC) as part of the Aventis CropScience acquisition. This transaction is subject to the approval by the European Commission and the U.S. Federal Trade Commission.

Following the respective consent orders the agreements with BASF contain assets and rights related to two insecticides (active ingredients: Fipronil, Ethiprole) and a number of fungicides (active ingredients: Prochloraz, Iprodione, Triticonazole, Fluquinconazole and Pyrimethanil) for certain regions and application fields. BASF will also acquire the Aventis CropScience manufacturing plant in Elbeuf, France. The total revenue from the products and operations involved in the transaction amounted to about EUR 500 million in 2001.

"After the sale of these products, Bayer CropScience can now focus entirely on developing its business and expanding its market position", said Werner Wenning, Chairman of the Board of Management of Bayer AG. "Cash-in from the sale also contributes to improving the Group<180>s financials, as does the cash inflow from the other divestments we have already announced."

"Following a very competitive auction process and intensive negotiations with several interested parties we are pleased to have reached an agreement with BASF," added Dr. Jochen Wulff, Chairman of the Board of Management of Bayer CropScience AG. "The purchase price agreed represents a fair compensation for the required divestments. I am also pleased that we were able to retain licence rights to market Fipronil and its mixtures in certain non-agricultural markets within the scope of the FTC consent order," emphasized Wulff. "The integration of the Aventis CropScience operations is moving ahead quite rapidly and we continue to focus our efforts on the further integration and strategic development of the new Bayer CropScience."

Bayer CropScience AG, a subsidiary of Bayer AG with annual sales of some EUR 6.5 billion, is one of the world's leading innovative crop science companies in the areas of crop protection, seeds and green biotechnology, as well as non-agricultural pest control. The company offers an outstanding range of products and extensive service backup for modern, sustainable agriculture and for non-agricultural applications. Bayer CropScience has a global workforce of 22,000 and is represented in 122 countries, ensuring proximity to dealers and consumers.

Leverkusen, October 28, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 9
USA: Bayer's Cipro Patent Affirmed by U.S. Courts
Patent protection in the USA assured until the end of 2003

Leverkusen - Bayer is to enjoy patent protection until the end of 2003 for its highly successful antibiotic Ciprofloxacin (Cipro(R)). The validity of the patent has now also been confirmed by the U.S. Federal Appellate Court in Washington D.C. dealing with patent issues.

A number of generic drug manufacturers had attempted through various court actions to challenge the patent's validity with the goal of marketing generic equivalents of Cipro(R) before the expiration of Bayer's patent. Bayer had already successfully defended the patent before two US federal courts upon first review. Based on a Bayer initiated re-examination, the United States Patent Office had previously reached the same conclusion in 1999.

"I am pleased that these proceedings are finally resolved" said Dr. Frank Morich, Chairman of the future Bayer HealthCare AG. "It is of great importance that valid patents are recognised to reward scientific innovation in the pharmaceutical industry. Only in this circumstance can we, and other research based pharmaceutical companies, undertake the intensive research and development that will significantly contribute to the fight against disease." Ciprobay(R) (in the USA: Cipro(R)) with the active ingredient Ciprofloxacin, is a broad-spectrum antibiotic that is approved for 14 indications. World-wide, it is the most prescribed drug in its class.

Leverkusen, October 28, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 10


Rolf Classon Appointed Chairman of the Board of Management of Bayer HealthCare AG Dr. Frank Morich Leaves Bayer

Leverkusen, October 28, 2002 - The Board of Management of Bayer AG has appointed Rolf Classon the new Chairman of the Board of Management of the future Bayer HealthCare AG effective immediately. In addition, he will also assume the chairmanship of Bayer HealthCare's Executive Committee.

Classon succeeds Dr. Frank Morich, who has left Bayer AG by mutual agreement.

The new HealthCare CEO was previously a member of the subgroup's Executive Committee, in which he was responsible for strategy and business development. In addition, he was Head of the Diagnostics Division of Bayer HealthCare.

Rolf Classon joined Bayer in 1991 as Executive Vice President of the Diagnostics Business Group, responsible for marketing, sales and service. On January 1, 1995, he became head of the business group, which is headquartered in the United States.

Among his accomplishments at Bayer, Classon was responsible for the successful integration of the diagnostics activities of Chiron into Bayer's Diagnostics Division. Prior to joining Bayer, he held various managerial posts at Pharmacia AB, a Swedish health care company. Classon was born in Sweden.

Professor Dr. Wolfgang Hartwig will assume the position of Head of the Diagnostics Division with immediate effect. As previously announced, he has been preparing to take up his new post for the past several weeks.

Prof. Dr. Wolfgang Hartwig began working at Bayer in 1982. He became a head of department in 1988 and was appointed head of the Pharmaceuticals Business Group's chemical laboratory three years later. In 1993, he transferred to the Bayer Corporation in the US as Head of Pharmaceutical Research. From the end of 1996 to mid 2002, Hartwig headed the global research activities of the Pharmaceuticals Business Group. On July 1, he transferred within the HealthCare business area to the Diagnostics Division.

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 11

Bayer Corporation Submits Additional New Drug Application For Once-Daily Cipro(R) XR
An Extended-Release Formulation for Complicated Urinary Tract Infections

WEST HAVEN, CT, October 29, 2002 -- Bayer Corporation, Pharmaceutical Division today announced it has submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) to market Cipro(R) XR (ciprofloxacin extended-release) in a once-daily modified release tablet formulation for the treatment of complicated urinary tract infections (UTIs). This new formulation of ciprofloxacin has been submitted for once-daily dosing for a course of 7-14 days.

Cipro XR was developed using a bilayer matrix of the active ingredient ciprofloxacin. This new formulation enables an initial rapid release of ciprofloxacin, which distributes to the serum and tissues within hours. This is followed by a second extended release of the active ingredient over 24 hours. In March 2002, Bayer submitted an NDA to the Food and Drug Administration to market Cipro XR (ciprofloxacin extended-release tablets) as a once-daily, three-day treatment for uncomplicated urinary tract infections.

"This NDA submission for Cipro XR in complicated urinary tract infections represents Bayer's commitment to developing and bringing to market innovative therapies," said Dr. Lawrence Posner, Senior Vice President and Worldwide Head, Regulatory Affairs, Bayer Corporation. "We asked physicians what was most important to their UTI patients and once-a-day dosing was a common response," he added.

Urinary tract infections are a serious health problem, accounting for millions of physician visits each year. UTIs are most often caused by bacteria and are frequently treated with antibiotics, such as fluoroquinolones.

Complicated urinary tract infection (UTI) can be defined as symptomatic infection with significant bacteria in the urine associated with structural or functional urinary tract abnormality. Such abnormalities or risk factors predisposing patients to UTIs are numerous, including stones, neurogenic bladder disorder, urinary tract instrumentation, catheterization, and metabolic conditions such as diabetes. Complicated UTI is often associated with recurrent infections and frequently involves multi-resistant microorganisms and can be associated with increased morbidity, mortality and length of stay in hospitalized patients.

Symptoms of UTIs include painful, burning urination, pelvic pain and the frequent urge to urinate. A physician can make a diagnosis of a UTI with a simple urine test for bacteria and pus. Left untreated, UTIs may lead to a more serious infection.

About Bayer Corporation

Best known for its flagship product, Bayer Aspirin, Bayer Corporation produces a broad range of healthcare, crop protection, polymer and chemical products that help diagnose and treat diseases, purify water, preserve local landmarks, protect crops, advance automobile safety and durability and improve people's lives.

Bayer Pharmaceuticals is a division of Bayer Health Care and a member of the worldwide Bayer Group, a $27 billion international healthcare and chemicals group based in Leverkusen,

Germany. The Bayer Group stock is a component of the DAX and is listed on the New York Stock Exchange (ticker symbol: BAY).

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 12

Bayer AG
Q3 / 2002 Consensus Estimates

Ladies and Gentlemen,

we like to thank you for providing us with your Q3/ 2002 estimates for Bayer. The calculated consensus is based on estimates contributed by 23 major banks.

All consensus numbers are quoted in million Euros.

                                                                                      Average            High / Low
                                                                                      -------            ----------
Sales from continuing operations                                                       7,512           8,523 / 7,025
Underlying continuing operating profit (pre exceptionals)                                100               237 / -75
Reported operating profit (after exceptionals)                                           979             1,208 / 785
Pre-tax income (incl. exceptionals)                                                      739               993 / 511
EPS (Euro/share) (incl. exceptionals)                                                   1.03             1.36 / 0.58


Best regards,

Bayer AG
Investor Relations Team

Leverkusen, November 6, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 13


Bayer CEO Werner Wenning: "A partnership in pharmaceuticals will not be prevented by rigid insistence on a certain shareholding"

Leverkusen - Bayer is breaking new ground in its search for a partner for its pharmaceuticals business: "A possible partnership will not be prevented by rigid insistence on Bayer having a certain shareholding," Bayer CEO Werner Wenning said at the company's Fall Financial News Conference on Tuesday in Leverkusen. "We will proceed pragmatically and attempt to achieve the optimum scenario for our business and our stockholders. One thing has become clear, however: we can no longer realistically expect Bayer to have a majority interest in a partnership that would at the same time benefit our business. Therefore, the pursuit of this option is currently no longer a priority." In order to maximize Bayer's influence in such a partnership, the company must exhaust the full potential of its own business, press on with restructuring and fully support the market launch of new products, Wenning explained. The restructuring initiative launched in Pharmaceuticals in May of this year should save Bayer EUR 400 million by the end of 2004. All the related projects are proceeding on schedule.

The Bayer CEO also announced that Bayer would focus its research on therapeutic fields in which it possesses expertise all the way along the value chain. All of these measures are primarily aimed at maximizing the value of Bayer's pharmaceuticals business, and thus also the company's influence in a future partnership. Wenning also commented on the status of Bayer's search for a partner: "We are currently involved in very good and constructive discussions along the lines I've mentioned, and we're confident that these discussions will lead to a value-enhancing solution for our pharmaceuticals business."

Leverkusen, November 12, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 14


Stockholders'
Newsletter
                                                                      2002

Interim Report for the First Three Quarters







Forward-Looking Statements

This Stockholders' Newsletter contains forward-looking statements. These statements use words like "believes," "assumes," "expects" or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

o    downturns in the business cycle of the industries in which we compete;

o new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

o increases in the prices of our raw materials, especially if we are unable to pass these costs along to customers;

o    loss or reduction of patent protection for our products;

o liabilities, especially those incurred as a result of environmental laws or product liability litigation;

o fluctuation in international currency exchange rates as well as changes in the general economic climate; and

o    other factors identified in this Stockholders' Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).

In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                     Interim Report for the First Three Quarters





                Further substantial growth in operating cash flow
                         in a difficult business climate

               (euro)656 million net income for the third quarter

Market expectations that the economy would improve this year have not yet materialized. In the third quarter the pace of growth slowed, especially in North America and Europe, partly due also to the crises in Latin America.

Group sales in the third quarter rose by (euro)528 million, or 8 percent, to
(euro)7,459 million, while in the first three quarters as a whole they declined by (euro)707 million, or 3 percent, to (euro)22,196 million. Sales from continuing operations in the third quarter increased by 8 percent, mainly due to the acquisition of Aventis CropScience (ACS).

Portfolio changes accounted for 12 and volume growth for 5 percentage points of the increase, while exchange rates had an 8 percent negative effect. Disregarding the ACS acquisition and the currency effects, sales expanded by 4 percent.

The operating result for the third quarter before exceptional items amounted to
(euro)54 million, due to cyclical factors and after (euro)243 million in pro-rata depreciation and amortization expense due to the ACS acquisition. The operating result for the first three quarters before exceptional items fell by
(euro)627 million, or 42 percent, to (euro)862 million.

The decrease includes (euro)329 million in charges resulting from the ACS acquisition.

Exceptional items in the third quarter amounted to (euro)128 million, mainly for restructuring and site consolidations. After exceptional items there was thus a
(euro)74 million operating loss. In the first three quarters as a whole, exceptional charges of


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   1

                                     Interim Report for the First Three Quarters


BAYER GROUP HIGHLIGHTS

                                                         3rd Quarter                     First Three Quarters
                                                -------------------------------    --------------------------------
                                                   2002       2001       Change       2002        2001       Change
                                                   -----     ------      ------       ------     ------      --------

Sales ((euro)million)                             7,459       6,931      + 7.6%      22,196      22,903      - 3.1%

Sales from continuing operations                  7,249       6,714      + 8.0%      21,530      22,007      - 2.2%
Domestic companies                                1,902       1,868      + 1.8%       5,961       6,352      - 6.2%
Foreign companies                                 5,347       4,846     + 10.3%      15,569      15,655      - 0.5%

Changes in sales from continuing operations

Volumes                                           + 5%                                  0%
Prices                                            - 1%                                - 3%
Exchange rates                                    - 8%                                - 4%
Portfolio changes                                + 12%                                + 5%

Operating result ((euro)million)                    848        (316)       --         1,936       1,355     + 42.9%
Operating result from continuing operations         (74)       (335)    + 77.9%         971         964      + 0.7%
Operating result from continuing operations
before exceptional items                             54          39     + 38.5%         862       1,489     - 42.1%
Return on sales before exceptional items           0.7%        0.6%                   4.0%        6.8%

Net income ((euro)million)                          656        (183)       --         1,472         823     + 78.9%
Earnings per share ((euro))                        0.90       (0.25)                   2.02         1.13

Gross cash flow ((euro)million)                     601         440     + 36.6%       2,192       2,276      - 3.7%
Gross cash flow per share ((euro))                 0.82        0.60                    3.00        3.12

Net cash flow ((euro)million)                     1,397       1,206     + 15.8%       2,730       2,037     + 34.0%

Capital expenditures ((euro)million)*               634         601      + 5.5%       1,627       1,724      - 5.6%
Domestic companies                                  319         342      - 6.7%         762         878     - 13.2%
Foreign companies                                   315         259     + 21.6%         865         846      + 2.2%

Number of employees (as of September 30)*                                           123,500     114,300      + 8.0%
Personnel expenses ((euro)million)                2,147       1,916     + 12.1%       5,992       5,716      + 4.8%

*  continuing operations


(euro)427 million were offset by (euro)536 million in income, mainly from the sale of the housing company Bayer Wohnungen GmbH. The operating result after exceptional items rose to (euro)971 million.

The operating result from discontinuing operations for the first three quarters includes (euro)56 million from the operations of the Haarmann & Reimer Business Group, which was divested at the end of the third quarter, and the provisional amount of (euro)909 million gained on the sale. The previous year's figure contained (euro)17 million in operating income of EC Erdolchemie and the
(euro)316 million gain from the sale of Bayer's interest.

The reported operating result for the first nine months rose by (euro)581 million, or 43 percent, to (euro)1,936 million. The figure for the third quarter was (euro)848 million, representing a (euro)1,164 million improvement over the same period of 2001.

                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   2

                                     Interim Report for the First Three Quarters


SALES FROM CONTINUING
OPERATIONS
                                                                  (euro) million

                     Q1                Q2              Q3              Q4
              ----------------   -------------  -------------    --------------
                01         02      01      02      01      02      01      02
              -----      -----   -----   -----  -----   -----    -----   ------
Domestic      2,291      2,021   2,193   2,038  1,868   1,902    1,910
Foreign       5,212      4,989   5,597   5,233  4,846   5,347    5,253



OPERATING RESULT FROM CONTINUING
OPERATIONS BEFORE EXCEPTIONAL ITEMS
                                                                  (euro) million

                     Q1                Q2              Q3              Q4
              ----------------   -------------  -------------    --------------
                01         02      01      02      01      02      01      02
              -----      -----   -----   -----  -----   -----    -----   ------
Foreign         914        490     536     318     39      54      349


NET CASH FLOW

                                                                  (euro) million

                     Q1                Q2              Q3              Q4
              ----------------   -------------  -------------    --------------
                01         02      01      02      01      02      01      02
              -----      -----   -----   -----  -----   -----    -----   ------
Foreign         297        240     534   1,093  1,206   1,397    1,822



Net income for the first three quarters increased by (euro)649 million, or 79 percent, to (euro)1,472 million, including (euro)656 million for the third quarter.

The cash-flow-based indicators of operating performance that are important for steering the business showed a very positive trend despite the drop in operating profit. Gross cash flow improved in the third quarter by 37 percent to (euro)601 million, and net cash flow (net cash provided by operating activities) by 16 percent to (euro)1,397 million. While gross cash flow in the first three quarters was 4 percent below the previous year, net cash flow rose by 34 percent to (euro)2,730 million due to a (euro)538 million cash inflow from changes in working capital. This is the highest net operating cash flow ever generated by Bayer in the first nine months of a year.

Performance by Business Area

HealthCare

Sales of the HealthCare business area declined by (euro)118 million, or 5 percent, in the third quarter of 2002, to (euro)2,279 million. This was due mainly to negative currency effects. The operating result, gross cash flow and net cash flow improved to (euro)175 million, (euro)285 million and (euro)350 million, respectively.

Sales in the first nine months dropped by 9 percent, or (euro)699 million. Disregarding the shortfall caused by the withdrawal of the cholesterol-lowering drug Lipobay(R)/Baycol(R), sales were down 4 percent, or (euro)315 million. Nevertheless, our efficiency-improvement measures enabled us to



PERFORMANCE BY BUSINESS AREA - 3rd QUARTER 2002
(before reconciliation)
                                                                  (euro) million

                Sales           Operating           Gross             Net
                                  Result*       Cash Flow       Cash Flow
                -----           ---------       ---------       ---------
HealthCare      2,279               175            285             350
CropScience     1,313              (216)           (43)            541
Polymers        2,694               152            376             412
Chemicals         796                52            107              67

*before exceptional items


PERFORMANCE BY BUSINESS AREA - FIRST THREE QUARTERS 2002
(before reconciliation)

                                                                  (euro) million

                Sales           Operating           Gross             Net
                                  Result*       Cash Flow       Cash Flow
                -----           ---------       ---------       ---------
HealthCare      7,039               612            796             689
CropScience     3,262               380            216             870
Polymers        8,160               159            920             830
Chemicals       2,496               (52)           293             285

*before exceptional items



                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   3

                                     Interim Report for the First Three Quarters


HEALTHCARE

(euro)million                                 3rd Quarter                         First Three Quarters
                                    -----------------------------------      ----------------------------------
                                       2002          2001        Change        2002          2001        Change
                                      -----         ------      ------        ------        ------      --------
Sales                                 2,279         2,397        - 4.9%        7,039         7,738        - 9.0%
Proportion of Group sales             31.4%         35.7%                      32.7%         35.2%

Operating result
before exceptional items                175            77      + 127.3%          612           600        + 2.0%

Return on sales
before exceptional items               7.7%          3.2%                       8.7%          7.8%

Gross cash flow                         285            29            --          796           573       + 38.9%

Net cash flow                           350           161      + 117.4%          689           404       + 70.5%


boost the operating result. Net cash flow grew by a gratifying(euro)285 million.

Sales of the Pharmaceuticals Business Group fell in the third quarter by
(euro)56 million, or 6 percent, to (euro)846 million. This was due in part to lower sales of Ciprobay(R)/Cipro(R) and Adalat(R).

By contrast, a considerable increase in volumes for the Factor VIII product Kogenate(R) led to a 12 percent, or (euro)29 million boost in third-quarter sales of the Biological Products Business Group, to (euro)270 million. The United States Food and Drug Administration (FDA) has approved a further expansion of Kogenate(R) production, which lays the foundations for further growth.

Sales of Consumer Care moved back by 13 percent, or (euro)71 million, to
(euro)457 million. Business was impeded primarily by adverse shifts in exchange rates and continuing weak demand in North and Latin America.

Sales of the Diagnostics Business Group dipped by 3 percent, or (euro)13 million, to (euro)483 million, due mainly to declines in the self-testing and near-patient testing product segments. On the other hand, the ADVIA(R) Centaur laboratory diagnostic system achieved further good growth in the third quarter.

Sales of the Animal Health Business Group also declined by 3 percent, or (euro)7 million, to (euro)223 million.

Bayer AG and Boehringer Ingelheim have signed a letter of intent to jointly market the active ingredient telmisartan in Germany, Scandinavia and Switzerland. The planned cooperation agreement will supplement the Pharmaceuticals Business Group's cardiovascular portfolio.

The Consumer Care Business Group plans to streamline its portfolio by selling its line of household insecticides to SC Johnson. The transaction is intended to be closed prior to year end for the majority of countries, subject to regulatory approvals.

To further strengthen its diagnostics business, Bayer acquired Canadian-based Visible Genetics Inc. effective October 11, 2002, for US$ 61.4 million.


TOP-SELLING HEALTHCARE PRODUCTS
FIRST THREE QUARTERS 2002

                                            (euro) million         Change

Ciprobay(R)/Cipro(R)(Pharmaceuticals)          1,113                - 9%
Adalat(R)(Pharmaceuticals)                       625               - 17%
Aspirin(R)(Consumer Care/Pharmaceuticals)        460                - 8%
Ascensia(R)Elite (Diagnostics)                   373                + 6%
Kogenate(R)(Biological Products)                 272               + 90%
ADVIA(R)Centaur System (Diagnostics)             240               + 28%
Gamimune(R)N (Biological Products)               231               - 11%
Glucobay(R)(Pharmaceuticals)                     209                - 8%
Avalox(R)/Avelox(R)(Pharmaceuticals)             162               + 31%
Advantage(R)(Animal Health)                      160                - 5%

Total                                          3,845                - 1%
Proportion of HealthCare sales                   55%                 + 5


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   4

                                     Interim Report for the First Three Quarters


CROPSCIENCE

(euro)million                                       3rd Quarter                         First Three Quarters
                                     --------------------------------------   -------------------------------------
                                       2002            2001        Change        2002          2001        Change
                                       -----          ------       ------       ------        ------      --------
Sales                                  1,313           557       + 135.7%        3,262        2,237       + 45.8%
Proportion of Group sales              18.1%           8.3%                      15.2%          10.2%

Operating result
before exceptional items               (216)            (6)         --             (52)         369          --

Return on sales
before exceptional items              (16.5)%         (1.1)%                     (1.6)%         16.5%

Gross cash flow                         (43)            67          --             216          418       - 48.3%

Net cash flow                           541            411       + 31.6%           870          411       +111.7%



CropScience

Sales of the CropScience business area expanded to (euro)1,313 million in the third quarter through the acquisition of Aventis CropScience (ACS). Without the ACS business, CropScience sales were down by 9 percent, due mainly to the economic problems in Latin America that have affected our business all year long. The appreciation of the euro against the U.S. dollar and the Latin American currencies also had a negative effect. The strong 46 percent growth in sales over the first nine months was also due to the ACS acquisition.

The operating result fell by (euro)210 million in the third quarter, having been diminished by (euro)243 million of additional depreciation/amortization of remeasured assets and of goodwill following the ACS acquisition. By contrast, net cash flow grew by (euro)130 million to (euro)541 million. Although the operating result for the first nine months declined by (euro)421 million to minus (euro)52 million, also due mainly to charges resulting from the ACS acquisition, net cash flow rose by (euro)459 million to (euro)870 million.

The divestitures mandated by the antitrust authorities in connection with the ACS acquisition are proceeding as planned. Pending the approval of the European Commission and the U.S. Federal Trade Commission (FTC), we will divest certain insecticides and fungicides to BASF AG. The proceeds of the sale, taking into account the back-licenses for non-agricultural applications, are expected to amount to (euro)1,185 million. We have also signed an agreement with Israel-based Makhteshim-Agan Industries Ltd. concerning the sale of a number of crop protection products and distribution licenses. The individual agreements require the approval of the European Commission and various national antitrust authorities. We also plan to divest the wheat herbicide Everest(R) to U.S.-based Arvesta Corporation, subject to the approval of the U.S. and Canadian antitrust authorities.


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   5

                                     Interim Report for the First Three Quarters

POLYMERS

(euro)million                                 3rd Quarter                         First Three Quarters
                                    -----------------------------------  -------------------------------------
                                      2002        2001        Change        2002          2001        Change
                                     -----      ------        ------       ------        ------      --------
Sales                                2,694       2,713        - 0.7%        8,160         8,505        - 4.1%
Proportion of Group sales            37.2%        40.4%                     37.9%         38.6%

Operating result
before exceptional items              152           75      + 102.7%          380           503       - 24.5%

Return on sales
before exceptional items              5.6%         2.8%                      4.7%          5.9%

Gross cash flow                       376          235       + 60.0%          920         1,014        - 9.3%

Net cash flow                         412          552       - 25.4%          830         1,103       - 24.8%

Polymers

Sales of the Polymers business area dipped by 1 percent, or (euro)19 million, in the third quarter of 2002, to (euro)2,694 million. This was due largely to continuing low prices and negative currency effects. The operating result improved to (euro)152 million, which was the best quarterly performance so far in 2002, with successful restructuring measures playing a key role. Sales for the first nine months were down by 4 percent to (euro)8,160 million, while the operating result declined by 24 percent to (euro)380 million and the net cash flow by 25 percent to (euro)830 million.

Sales of the Plastics Business Group rose by 3 percent in the third quarter to
(euro)836 million, due mainly to higher volumes.

Sales of the Rubber Business Group receded by 2 percent, or (euro)11 million, to
(euro)523 million. While sales increased in the Asia/Pacific region, business development was subdued in Europe and North America.

Polyurethanes kept pace with the third quarter of the previous year, with sales of (euro)806 million. Price increases were successfully implemented for all major products.

The Coatings and Colorants Business Group saw sales fall by 4 percent, or
(euro)18 million, to (euro)480 million. The declines affected primarily Europe and North America, while pleasing growth was again recorded in the Greater China region.

Sales of the Fibers Business Group fell by 22 percent in the third quarter to
(euro)49 million.


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   6

                                     Interim Report for the First Three Quarters


CHEMICALS

(euro)million                                 3rd Quarter                         First Three Quarters
                                    -------------------------------------    -------------------------------------
                                       2002          2001        Change        2002          2001        Change
                                      -----         ------        ------       ------       ------      --------
Sales                                   796          866        - 8.1%        2,496         2,916       - 14.4%
Proportion of Group sales              11.0%        12.9%                     11.6%          13.3%

Operating result
before exceptional items                 52            7          --            159           262       - 39.3%

Return on sales
before exceptional items                6.5%         0.8%                      6.4%           9.0%

Gross cash flow                         107          163       - 34.4%          293           400       - 26.8%

Net cash flow                            67          197       - 66.0%          285           243       + 17.3%

Chemicals

Sales of the Chemicals business area, too, were hampered in the third quarter by negative currency effects and unsatisfactory demand in key downstream industries. Third-quarter sales fell by 8 percent. By contrast, we registered an improvement in the operating result, which in the previous year had been depressed by write-downs of inventories at H.C. Starck. Sales in the first nine months declined by 14 percent year on year to (euro)2,496 million. Operating profit fell by 39 percent to (euro)159 million, due to the earnings situation at H.C. Starck. Net cash flow, however, grew by (euro)42 million, or 17 percent.

Third-quarter sales of the Basic and Fine Chemicals Business Group moved back by 8 percent to (euro)221 million. The previous year's figure included sales of the U.S. affiliate ChemDesign Corporation, which has since been divested. In addition, continuing price declines for sodium hydroxide solution negatively affected sales of our electrolysis products.

Sales of Specialty Products dropped by 4 percent to (euro)340 million, while sales of Wolff Walsrode were down by 10 percent to (euro)94 million, due to the transfer of certain business activities to the Plastics Business Group.

Continuing weak demand from the electronics industry led to a 16 percent decline in sales of H.C. Starck to (euro)141 million.

Performance by Region

Our European companies grew sales by 13 percent, or (euro)376 million, in the third quarter to (euro)3,310 million, due mainly to the ACS acquisition. The operating result fell to minus (euro)129 million, however, largely as a result of charges from that acquisition. Sales in the first nine months remained steady, while the operating result for that period dropped by 65 percent.

Third-quarter sales in North America were down by 5 percent to (euro)2,167 million due to currency effects, while the operating result im-


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   7

                                     Interim Report for the First Three Quarters





PERFORMANCE BY REGION - 3rd QUARTER 2002

                                                                  (euro) million

                                                  (by point of origin,
                                                   before reconciliation)

                                          Sales     Operating
                                                      result*
                                          -----     ---------
Europe                                    3,310       (129)
North America                             2,167         24
Asia/Pacific                              1,017         55
Latin America/Africa/Middle East            755        151

*before exceptional items


PERFORMANCE BY REGION -FIRST THREE QUARTERS 2002

                                                                  (euro) million

                                                  (by point of origin,
                                                   before reconciliation)

                                          Sales     Operating
                                                      result*
                                          -----     ---------
Europe                                   10,030        493
North America                             6,755        121
Asia/Pacific                              2,967        207
Latin America/Africa/Middle East          1,778        206

*before exceptional items


proved to (euro)24 million. Sales in the first nine months were down 8 percent to (euro)6,755 million. The operating result was up by (euro)161 million compared to the previous year's figure, which was affected by production problems in Biological Products and the withdrawal of Lipobay(R)/Baycol(R).

There was a positive third-quarter business trend in Asia/Pacific, where sales grew by 15 percent and the operating result improved considerably to (euro)55 million. Between January and September, sales in that region grew by 3 percent to (euro)2,967 million, while the operating result declined by 5 percent to
(euro)207 million.

Business in the Latin America/Africa/Middle East region also improved in the third quarter due to the ACS acquisition. While sales grew 26 percent to
(euro)755 million, the operating result climbed by 125 percent to (euro)151 million. Over the first nine months of 2002, sales in this region increased by 3 percent to (euro)1,778 million, while the operating result was up by 13 percent to (euro)206 million.


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   8

                                     Interim Report for the First Three Quarters


CASH FLOW STATEMENTS (SUMMARY)

(euro)million                                                    3rd Quarter                     First Three Quarters
                                                        ---------------------------          ----------------------------
                                                           2002              2001               2002               2001
                                                           -----            ------             ------              ------
Gross cash flow                                             601               440              2,192              2,276
Changes in working capital                                  796               766                538               (239)
Net cash provided by
  operating activities (net cash flow)                    1,397             1,206              2,730              2,037
of which discontinuing operations                            62                34                100                 79
Net cash used in investing activities                    (2,729)             (558)            (7,135)            (1,224)
of which discontinuing operations                           (35)              (20)               (69)               (29)
Net cash provided by (used in) financing activities       1,190                61              4,394                (10)
of which discontinuing operations                           (21)                0                 (1)                (6)
Change in cash and equivalents due to
  business activities                                      (142)              709                (11)               803
Cash and cash equivalents beginning of period               840               608                719                491
Exchange rate movements and changes
  in scope of consolidation                                  11                10                  1                 33
Cash and cash equivalents at end of third
  quarter                                                   709             1,327                709              1,327
Marketable securities and other instruments                  27                44                 27                 44
Liquid assets as per balance sheets                         736             1,371                736              1,371

Liquidity and capital resources

The consolidated financial statements for the first three quarters of 2002 have been prepared as for the year 2001 according to the rules issued by the International Accounting Standards Board, London. Reference should be made as appropriate to the notes to the 2001 statements.

Gross cash flow for the period was down by 4 percent to (euro)2,192 million. After a (euro)538 million cash inflow from changes in working capital, net cash flow rose by 34 percent to (euro)2,730 million.

Net cash of (euro)7,135 million was used in investing activities. Expenditures for acquisitions amounted to (euro)7,748 million. Cash outflow of (euro)1,601 million for additions to property, plant and equipment was more than offset by inflow of (euro)2,192 million from the sale of noncurrent assets. The proceeds of the sale of the Haarmann & Reimer group were not received in the accounting period since the payment date was October 1.

Financing activities provided net cash of (euro)4,394 million, the major factor here being net borrowings of (euro)5,509 million. Cash disbursements for dividend and interest payments amounted to (euro)1,115 million.

Cash and cash equivalents declined only slightly during the first three quarters, to (euro)709 million.

Earnings performance

In the first three quarters of 2002 the operating result from continuing operations before exceptional items declined by (euro)627 million, or 42 percent, to (euro)862 million. Of this decrease, (euro)329 million is attributable to the pro-rata depreciation and amortization expense following the ACS acquisition.

Exceptional items recognized for continuing operations included (euro)427 million in charges for restructuring and the consolidation of facilities and sites. These charges were offset by (euro)536 million in income, mainly from the sale of the housing company Bayer Wohnungen GmbH, resulting in net exceptional income of (euro)109 million. The operating result from continuing operations after exceptionals increased by (euro)7 million, or 1 percent, to (euro)971 million.

Of the (euro)965 million operating result from discontinuing operations,
(euro)56 million is attributable to business operations in the accounting period and (euro)909 million to the provisional amount of the gain on the sale of the Haarmann & Reimer group. The previous year's figure contained (euro)17 million in operating income of EC Erdolchemie along with the (euro)316 million gain from the divestment of the interest in that company.

The total reported operating result of (euro)1,936 million was (euro)581 million, or 43 percent, above the same period of 2001.

The non-operating result improved by(euro)77 million to minus(euro)340 million, due to a(euro)186 million


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |   9

                                     Interim Report for the First Three Quarters


EARNINGS

(euro)million                                     3rd Quarter                         First Three Quarters
                                   --------------------------------------    --------------------------------------
                                       2002          2001        Change         2002           2001        Change
                                      -----         ------       ------        ------         ------      --------
Operating result                        848         (316)          --           1,936         1,355       + 42.9%
of which discontinuing operations       922           19                          965           391
Non-operating result                   (231)        (187)       - 23.5%          (340)         (417)      + 18.5%
Income before income taxes              617         (503)          --           1,596           938       + 70.1%
Net income                              656         (183)          --           1,472           823       + 78.9%

improvement in income from affiliated companies, which totaled (euro)214 million. This increase was in turn attributable to the (euro)269 million gain from the sale of the remaining shares we held in Agfa-Gevaert N.V. Net interest expense rose by (euro)28 million to (euro)310 million, while the net of other non-operating income and expenses declined by (euro)86 million to minus (euro)40 million. The interest portion of the allocation to pension provisions was similar to last year, at (euro)204 million.

Income before income taxes rose by (euro)658 million, or 70 percent, to
(euro)1,596 million.

Income tax expense amounted to (euro)115 million, which was (euro)1 million less than in the same period last year. Tax-free income from the divestments of company housing, the Agfa-Gevaert shares and the Haarmann & Reimer group brought the effective tax rate down to 7 percent. Disregarding tax-free income, the tax rate was 37 percent.

Net income improved by (euro)649 million, or 79 percent, to (euro)1,472 million.

Asset and capital structure

Total assets expanded during the first nine months of 2002 by (euro)7,444 million to (euro)44,483 million, mainly due to the acquisition of ACS. This purchase led to an increase in intangible assets, in particular, which grew by
(euro)5,498 million to (euro)10,512 million. Property, plant and equipment decreased by (euro)839 million, mainly due to currency fluctuations. Here, capital expenditures and acquisitions totaled (euro)2,080 million, while depreciation and write-downs amounted to (euro)1,536 million and retirements to
(euro)581 million.

Current assets grew by (euro)3,799 million, or 25 percent, particularly due to the inclusion of ACS. The total of inventories and receivables rose by
(euro)3,468 million, or 25 percent, with inventories higher by 15 percent and receivables showing a 33 percent increase. This marked growth in receivables is partly due to an account receivable from EQT at the closing date in connection with the sale of Haarmann & Reimer, since the purchase price was not due until October 1.

Stockholders' equity declined by (euro)791 million. While (euro)1,472 million was allocated out of net income, the dividend payment for 2001 diminished equity by (euro)657 million. Reductions in stockholders' equity not recognized in income amounted to (euro)1,606 million, comprising (euro)1,065 million in currency translation adjustments and (euro)541 million from the measurement of financial instruments.

Equity covered 36 percent of total assets, 9 percentage points less than at the end of 2001.

Liabilities grew by (euro)8,181 million to (euro)28,200 million. Provisions increased by (euro)773 million, mainly as a result of acquisitions, and financial obligations grew by (euro)4,871 million to (euro)12,179 million, of which bond issues account for (euro)7,195 million and short-term borrowings under CP and EMTN programs for (euro)2,491 million.

                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  10

                                     Interim Report for the First Three Quarters

BALANCE SHEET STRUCTURE
(euro) million

                                     Sept. 30, 2002     Sept. 30, 2001    Dec. 31, 2001
                                     --------------     --------------    --------------
Noncurrent assets                           25,337            20,794           21,702
Current assets                              19,146            16,542           15,337
Stockholders' equity                        16,131            16,305           16,922
Minority stockholders' interest                152               102               98
Liabilities                                 28,200            20,929           20,019
Total assets                                44,483            37,336           37,039

     Net debt increased during the first nine months by (euro)4,906 million to
(euro)11,443 million. This figure does not take into account the proceeds of the sale of the Haarmann & Reimer group, received in October 2002.

Capital expenditures

In the first three quarters of 2002 we spent (euro)1,627 million for intangible assets, property, plant and equipment. In line with our strategic objective, this amount was fully financed out of the (euro)2,024 million amortization and depreciation charge.

     Europe accounted for (euro)988 million and North America for (euro)489 million of our capital expenditures.

     We continue to expect our capital spending in 2002 as a whole to be below the level of amortization and depreciation and well short of the (euro)2.4 billion budget.

Employees

On September 30, 2002 the Bayer Group had 123,500 employees, compared with 113,000 at the start of the year. The first-time inclusion of the ACS group increased headcount by 12,700. Personnel expenses rose by (euro)276 million compared with the same period of 2001. Without ACS, they would have declined by
(euro)114 million.

Outlook

The HealthCare business area is currently affected by the weak business trend in Pharmaceuticals, although the Biological Products and Diagnostics divisions have substantially improved their performance. While Animal Health is expected to match last year's earnings, Consumer Care profits will be lower than in 2001 due to declines in demand in Latin America and North America.

     We assume that CropScience will report a loss for the full year, partly because market conditions remain difficult and partly because of the one-time amortization and depreciation charges following the ACS acquisition and the expenses for integrating the business.

     Market conditions for Polymers and Chemicals are unlikely to improve in the short term. Our cost structure programs, however, are starting to bear fruit, and we will continue to implement these measures systematically. We are also focusing on structural improvements and portfolio optimization.

     Both the reorganization of the Bayer Group and the integration of ACS are going to schedule. Moreover, our actions to reduce working capital and selectively streamline capital spending should continue to enhance our financial structure. We expect net debt to drop to below (euro)10 billion by the end of the year.

     For Bayer, 2002 is a transition year marked by portfolio adjustments, organizational realignment and measures to increase efficiency. Accordingly, fourth-quarter results will be affected by further nonrecurring charges. In light of divestment proceeds, however, net income for the full year should exceed last year's level. Despite the difficult economic environment, we anticipate an improvement in operating performance next year.


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  11

                                     Interim Report for the First Three Quarters


BAYER GROUP CONSOLIDATED STATEMENTS OF INCOME
(SUMMARY)

(euro)million                                                  3rd Quarter                       First Three Quarters
                                                        --------------------------           ---------------------------
                                                           2002              2001               2002               2001
                                                          ------            ------             ------             ------
Net sales                                                 7,459             6,931             22,196             22,903
Net sales from discontinuing operations                    (210)             (217)              (666)              (896)
Net sales from continuing operations                      7,249             6,714             21,530             22,007
Cost of goods sold                                       (4,426)           (4,181)           (12,900)           (12,501)
Gross profit                                              2,823             2,533              8,630              9,506

Selling expenses                                         (1,710)           (1,767)            (4,902)            (5,265)
Research and development expenses                          (626)             (622)            (1,797)            (1,805)
General administration expenses                            (352)             (291)              (863)              (830)
Other operating expenses - net                             (209)             (188)               (97)              (642)
Operating result from continuing operations                 (74)             (335)               971                964
Operating results from discontinuing operations             922                19                965                391
Operating result                                            848              (316)             1,936              1,355

Non-operating result                                       (231)             (187)              (340)              (417)

Income before income taxes                                  617              (503)             1,596                938

Income taxes                                                 44               321               (115)              (116)

Income after taxes                                          661              (182)             1,481                822

Minority stockholders' interest                              (5)               (1)                (9)                 1

Net income                                                  656              (183)             1,472                823

Earnings per share ((euro))                                0.90               (025)             2.02               1.13


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  12

                                     Interim Report for the First Three Quarters


BAYER GROUP CONSOLIDATED BALANCE SHEETS
(SUMMARY)

                                         Sept. 30, 2002                 Sept. 30, 2001            Dec. 31, 2001
                                         (euro) million                (euro) million             (euro) million
                                        -----------------              ---------------          ------------------
ASSETS

Noncurrent assets                            25,337                         20,794                    21,702
Inventories                                   6,706                          6,098                     5,818
Receivables                                  10,789                          8,573                     8,140
Liquid assets                                   736                          1,371                       771
Current assets                               18,231                         16,042                    14,729
Deferred taxes                                  915                            500                       608
                                             44,483                         37,336                    37,039
of which discontinuing operations                 0                            831                       820

STOCKHOLDERS' EQUITY AND

LIABILITIES

Capital stock and reserves                    4,812                          4,812                     4,812
Retained earnings                            10,127                          9,910                     9,841
Net income                                    1,472                            823                       965
Other comprehensive income
    Currency translation
    adjustment                                 (284)                           532                       759
    Miscellaneous items                           4                            228                       545
Stockholders' equity                         16,131                         16,305                    16,922

Minority stockholders' interest                 152                            102                        98

Long-term liabilities                        13,620                          8,602                     8,906
Short-term liabilities                       11,777                         11,060                     9,875
Liabilities                                  25,397                         19,662                    18,781

of which discontinuing operations                 0                            236                       233

Deferred taxes                                2,803                          1,267                     1,238
                                             44,483                         37,336                    37,039


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  13

                                     Interim Report for the First Three Quarters


KEY DATA BY SEGMENT

------------------------------------------------------------------------------------------------------------------------------------
                                                               HealthCare                                    CropScience
                                   --------------------------------------------------------------------      ----------------
3rd Quarter                            Pharmaceuticals &       Consumer Care &         Animal Health            CropScience
                                      Biological Products        Diagnostics

                                            3rd Quarter            3rd Quarter            3rd Quarter             3rd Quarter
                                        ----------------      --------------------   ------------------     --------------------
(euro)million                               2002      2001         2002       2001       2002       2001         2002         2001
                                            ----      ----         ----       ----       ----       ----         ----         ----
Net sales (external)                       1,116     1,143          940      1,024        223        230        1,313          557
------------------------------------------------------------------------------------------------------------------------------------
o  Change in(euro)                          -2.4%    -25.1%        -8.2%      +3.3%      -3.0%       0.0%      -135.7%       +13.2%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies               +5.5%    -23.3%        +2.8%      +3.5%      +6.2%      +0.6%      -146.5%       +14.6%
------------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                             8        15            0          0          0          0           12           20
------------------------------------------------------------------------------------------------------------------------------------
Operating result
before exceptional items                     (3)     (100)          126        124         52         53        (216)          (6)
------------------------------------------------------------------------------------------------------------------------------------
Return on sales
before exceptional items                  (0.3)%    (8.7)%        13.4%      12.1%      23.3%      23.0%      (16.5)%       (1.1)%
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                           (31)     (301)         (16)        (6)        (1)          0          (6)            0
------------------------------------------------------------------------------------------------------------------------------------
Operating result                            (34)     (401)          110        118         51         53        (222)          (6)
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                           (3.0)%   (35.1)%        11.7%      11.5%      22.9%      23.0%      (16.9)%       (1.1)%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                               41     (194)          196        174         48         49         (43)           67
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow                                 88      (85)          204        170         58         76          541          411
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                          Polymers                         Chemicals
                                      -------------------------------------------------   -----------
   3rd Quarter                            Plastics &                    Polyurethanes &    Chemicals
                                           Rubber                        Coatings and
                                                                          Colorants &
                                                                            Fibers

                                                3rd Quarter           3rd Quarter           3rd Quarter
                                        ----------------------  ---------------------    -----------------
   (euro)million                             2002       2001         2002       2001       2002       2001
                                             ----       ----         ----       ----       ----       ----
   Net sales (external)                     1,359      1,343        1,335      1,370        796        866
------------------------------------------------------------------------------------------------------------------------------------
   o  Change in (euro)                      +1.2%      -9.0%        -2.6%      -6.4%      -8.1%      +3.5%
------------------------------------------------------------------------------------------------------------------------------------
   o  Change in local currencies            +5.5%      -9.2%        +3.9%      -6.1%      +0.9%      +4.6%
------------------------------------------------------------------------------------------------------------------------------------
   Intersegment sales                          30         29           13         32        103        103
------------------------------------------------------------------------------------------------------------------------------------
   Operating result
   before exceptional items                    99         44           53         31         52          7
------------------------------------------------------------------------------------------------------------------------------------
   Return on sales
   before exceptional items                  7.3%       3.3%         4.0%       2.3%       6.5%       0.8%
------------------------------------------------------------------------------------------------------------------------------------
   Exceptional items                            0       (22)         (69)       (43)        (2)        (2)
------------------------------------------------------------------------------------------------------------------------------------
   Operating result                            99         22         (16)       (12)         50          5
------------------------------------------------------------------------------------------------------------------------------------
   Return on sales                           7.3%       1.6%       (1.2)%     (0.9)%       6.3%       0.6%
------------------------------------------------------------------------------------------------------------------------------------
   Gross cash flow                            212        144          164         91        107        163
------------------------------------------------------------------------------------------------------------------------------------
   Net cash flow                              173        292          239        260         67        197
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3rd Quarter                                  Reconciliation            Continuing           Discontinuing           Bayer Group
                                                                       Operations             Operations
                                             ---------------        --------------        ----------------         -------------
                                              3rd Quarter            3rd Quarter            3rd Quarter             3rd Quarter
                                            -----------------      ----------------      ------------------       ---------------
(euro)million                               2002       2001        2002        2001       2002       2001         2002        2001
                                            ----       ----        ----        ----       ----       ----         ----        ----
Net sales (external)                         167        181       7,249       6,714        210        217        7,459       6,931
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                               +8.0%       -6.9%                              +7.6%       -9.8%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                    +16.1%       -6.2%                             +15.6%       -9.2%
------------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                         (166)      (199)
------------------------------------------------------------------------------------------------------------------------------------
Operating result
Before exceptional items                   (109)      (114)          54          39         13         20           67          59
------------------------------------------------------------------------------------------------------------------------------------
Return on sales
before exceptional items                                           0.7%        0.6%                               0.9%        0.9%
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                            (3)          0       (128)       (374)        909        (1)          781       (375)
------------------------------------------------------------------------------------------------------------------------------------
Operating result                           (112)      (114)        (74)       (335)        922         19          848       (316)
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                                                  (1.0)%      (5.0)%                              11.4%      (4.6)%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                            (152)       (85)         573         409         28         31          601         440
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow                               (35)      (149)       1,335       1,172         62         34        1,397       1,206
------------------------------------------------------------------------------------------------------------------------------------


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  14

                                     Interim Report for the First Three Quarters


KEY DATA BY SEGMENT

------------------------------------------------------------------------------------------------------------------------------------
                                                                  HealthCare                                    CropScience
                                     --------------------------------------------------------------       ---------------------
First Three Quarters                   Pharmaceuticals &       Consumer Care &         Animal Health            CropScience
                                      Biological Products        Diagnostics
                                      --------------------   --------------------   --------------------  ----------------------
                                      First Three Quarters   First Three Quarters   First Three Quarters    First Three Quarters
                                      --------------------   --------------------   --------------------   ----------------------
(euro)million                             2002      2001         2002       2001       2002       2001         2002         2001
                                          ----      ----         ----       ----       ----       ----         ----         ----
Net sales (external)                       3,540     4,075        2,861      3,021        638        642        3,262        2,237
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                       -13.1%     -7.1%        -5.3%      +5.0%      -0.6%      -4.3%       +45.8%        +4.3%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies              -9.3%     -7.8%        +0.4%      +3.6%      +4.3%      -5.2%       +51.4%        +4.0%
------------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                            25        32            2         15          1          4           38           97
------------------------------------------------------------------------------------------------------------------------------------
Operating result
Before exceptional items                     166       215          301        254        145        131         (52)          369
------------------------------------------------------------------------------------------------------------------------------------
Return on sales
before exceptional items                    4.7%      5.3%        10.5%       8.4%      22.7%      20.4%       (1.6)%        16.5%
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                             25     (293)         (31)       (18)        (1)          0         (6)             0
------------------------------------------------------------------------------------------------------------------------------------
Operating result                             191      (78)          270        236        144        131         (58)          369
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                             5.4%    (1.9)%         9.4%       7.8%      22.6%      20.4%       (1.8)%        16.5%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                              226        58          430        399        140        116          216          418
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow                                246        57          368        260         75         87          870          411
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                          Polymers                         Chemicals
                                           -------------------------------------     -----------------------
   First Three Quarters                      Plastics &          Polyurethanes &           Chemicals
                                               Rubber            Coatings and
                                                                  Colorants &
                                                                     Fibers

                                           First Three Quarters First Three Quarters     First Three Quarters
                                           -------------------- --------------------      ------------------
   (euro)million                             2002       2001         2002       2001       2002       2001
                                             ----       ----         ----       ----       ----       ----
   Net sales (external)                     4,082      4,332        4,078      4,173      2,496      2,916
------------------------------------------------------------------------------------------------------------------------------------
   o  Change in (euro)                      -5.8%      +1.0%        -2.3%      +1.3%     -14.4%     +16.3%
------------------------------------------------------------------------------------------------------------------------------------
   o  Change in local currencies            -4.0%      -0.5%        +0.8%      +0.1%      -8.9%     +15.8%
------------------------------------------------------------------------------------------------------------------------------------
   Intersegment sales                          94         90           55        111        291        348
------------------------------------------------------------------------------------------------------------------------------------
   Operating result
   Before exceptional items                   221        360          159        143        159        262
------------------------------------------------------------------------------------------------------------------------------------
   Return on sales
   before exceptional items                  5.4%       8.3%         3.9%       3.4%       6.4%       9.0%
------------------------------------------------------------------------------------------------------------------------------------
   Exceptional items                         (76)       (44)        (223)       (76)       (25)       (75)
------------------------------------------------------------------------------------------------------------------------------------
   Operating result                           145        316         (64)         67        134        187
------------------------------------------------------------------------------------------------------------------------------------
   Return on sales                           3.6%       7.3%       (1.6)%       1.6%       5.4%       6.4%
------------------------------------------------------------------------------------------------------------------------------------
   Gross cash flow                            425        573          495        441        293        400
------------------------------------------------------------------------------------------------------------------------------------
   Net cash flow                              352        578          478        525        285        243
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
First Three Quarters                     Reconciliation            Continuing           Discontinuing            Bayer Group
                                                                   Operations             Operations

                                      First Three Quarters    First Three Quarters   First Three Quarters   First Three Quarters
                                      --------------------    --------------------   --------------------   ---------------------
(euro)million                               2002       2001        2002        2001       2002       2001         2002        2001
                                            ----       ----        ----        ----       ----       ----         ----        ----
Net sales (external)                         573        611      21,530      22,007        666        896       22,196      22,903
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                               -2.2%       +2.2%                              -3.1%       -0.1%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                     +1.9%       +1.2%                              +0.9%       -1.1%
------------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                         (506)      (697)
------------------------------------------------------------------------------------------------------------------------------------
Operating result
Before exceptional items                   (237)      (245)         862       1,489         56         75          918       1,564
------------------------------------------------------------------------------------------------------------------------------------
Return on sales
before exceptional items                                           4.0%        6.8%                               4.1%        6.8%
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                            446       (19)         109       (525)        909        316        1,018       (209)
------------------------------------------------------------------------------------------------------------------------------------
Operating result                             209      (264)         971         964        965        391        1,936       1,355
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                                                    4.5%        4.4%                               8.7%        5.9%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                            (117)      (221)       2,108       2,184         84         92        2,192       2,276
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow                               (44)      (203)       2,630       1,958        100         79        2,730       2,037
------------------------------------------------------------------------------------------------------------------------------------


                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  15

                                     Interim Report for the First Three Quarters


KEY DATA BY REGION

------------------------------------------------------------------------------------------------------------------------------------
3rd Quarter                                  Europe              North America           Asia/Pacific          Latin America/
                                                                                                             Africa/Middle East

                                              3rd Quarter            3rd Quarter          3rd Quarter             3rd Quarter
                                      ---------------------- ---------------------- --------------------- -------------------------
(euro)million                              2002       2001        2002        2001      2002        2001        2002         2001
                                           ----       ----        ----        ----      ----        ----        ----         ----
Net sales (external) - by market           2,910      2,611       2,159       2,227     1,207       1,076         973          800
------------------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of         3,310      2,934       2,167       2,293     1,017         887         755          600
origin
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                       +12.8%      -9.2%       -5.5%       -5.7%    +14.7%       -6.4%      +25.8%        -0.5%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies             +13.0%      -9.3%       +4.5%       -6.7%    +21.3%       -6.3%      +56.1%        +6.8%
------------------------------------------------------------------------------------------------------------------------------------
Interregional sales                          735        724         458         459        48          50          33           25
------------------------------------------------------------------------------------------------------------------------------------
Operating result before exceptional        (129)         93          24         (7)        55           9         151           67
items
------------------------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional        (3.9)%       3.2%        1.1%      (0.3)%      5.4%        1.0%       20.0%        11.2%
items
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                           (19)      (201)        (86)       (166)      (22)         (4)         (1)          (3)
------------------------------------------------------------------------------------------------------------------------------------
Operating result                           (148)      (108)        (62)       (173)        33           5         150           64
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                           (4.5)%     (3.7)%      (2.9)%      (7.5)%      3.2%        0.6%       19.9%        10.7%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                              161        258         260         123        85          31         116           69
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
3rd Quarter                              Reconciliation            Continuing           Discontinuing            Bayer Group
                                                                   Operations             Operations

                                           3rd Quarter            3rd Quarter            3rd Quarter             3rd Quarter
                                        -----------------      ------------------  ---------------------    ---------------------
(euro)million                            2002       2001        2002        2001       2002       2001         2002        2001
                                         -----      ----        ----        ----       ----       ----         ----        ----
Net sales (external) - by market                                  7,249       6,714        210        217        7,459       6,931
------------------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of                                7,249       6,714        210        217        7,459       6,931
origin
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                               +8.0%       -6.9%                              +7.6%       -9.8%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                    +16.1%       -6.2%                             +15.6%       -9.2%
------------------------------------------------------------------------------------------------------------------------------------
Interregional sales                      (1,274)    (1,258)
------------------------------------------------------------------------------------------------------------------------------------
Operating result before exceptional         (47)      (123)          54          39         13         20           67          59
items
------------------------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional                                 0.7%        0.6%                               0.9%        0.9%
items
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                              0          0       (128)       (374)        909        (1)          781       (375)
------------------------------------------------------------------------------------------------------------------------------------
Operating result                            (47)      (123)        (74)       (335)        922         19          848       (316)
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                                                  (1.0)%      (5.0)%                              11.4%      (4.6)%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                             (49)       (72)         573         409         28         31          601         440
------------------------------------------------------------------------------------------------------------------------------------

KEY DATA BY SEGMENT

------------------------------------------------------------------------------------------------------------------------------------
First Three Quarters                         Europe              North America           Asia/Pacific          Latin America/
                                                                                                             Africa/Middle East

                                      First Three Quarters    First Three Quarters   First Three Quarters   First Three Quarters
                                      ---------------------- ----------------------- -------------------- -------------------------
(euro)million                              2002       2001        2002        2001      2002        2001        2002         2001
                                           ----       ----        ----        ----      ----        ----        ----         ----
Net sales (external) - by market           8,934      9,034       6,657       7,041     3,545       3,538       2,394        2,394
------------------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of        10,030     10,084       6,755       7,307     2,967       2,883       1,778        1,733
origin
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                        -0.5%      +1.2%       -7.6%       +1.9%     +2.9%       +4.6%       +2.6%        +5.3%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies              -0.5%      +1.1%       -4.1%       -2.6%     +7.1%       +1.9%      +26.2%       +10.5%
------------------------------------------------------------------------------------------------------------------------------------
Interregional sales                        2,181      2,400       1,465       1,425       136         184          82           89
------------------------------------------------------------------------------------------------------------------------------------
Operating result before exceptional          493      1,413         121        (40)       207         216         206          182
items
------------------------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional          4.9%      14.0%        1.8%      (0.5)%      7.0%        7.5%       11.6%        10.5%
items
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                            458      (243)       (325)       (256)      (22)         (4)         (2)          (3)
------------------------------------------------------------------------------------------------------------------------------------
Operating result                             951      1,170       (204)       (296)       185         212         204          179
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                             9.5%      11.6%      (3.0)%      (4.1)%      6.2%        7.4%       11.5%        10.3%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                            1,174      1,538         675         404       243         231         182          186
------------------------------------------------------------------------------------------------------------------------------------


First Three Quarters                     Reconciliation            Continuing           Discontinuing            Bayer Group
                                                                   Operations             Operations

                                      First Three Quarters    First Three Quarters   First Three Quarters   First Three Quarters
                                      ---------------------  ---------------------- --------------------- -------------------------
(euro)million                            2002       2001         2002         2001       2002        2001         2002        2001
                                         ----       ----         ----         ----       ----        ----         ----        ----
Net sales (external) - by market                                 21,530      22,007        666        896       22,196      22,903
------------------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of                               21,530      22,007        666        896       22,196      22,903
origin
------------------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                               -2.2%       +2.2%                              -3.1%       -0.1%
------------------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                     +1.9%       +1.2%                              +0.9%       -1.1%
------------------------------------------------------------------------------------------------------------------------------------
Interregional sales                      (3,864)    (4,098)
------------------------------------------------------------------------------------------------------------------------------------
Operating result before exceptional        (165)      (282)         862       1,489         56         75          918       1,564
items
------------------------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional                                 4.0%        6.8%                               4.1%        6.8%
items
------------------------------------------------------------------------------------------------------------------------------------
Exceptional items                              0       (19)         109       (525)        909        316        1,018       (209)
------------------------------------------------------------------------------------------------------------------------------------
Operating result                           (165)      (301)         971         964        965        391        1,936       1,355
------------------------------------------------------------------------------------------------------------------------------------
Return on sales                                                    4.5%        4.4%                               8.7%        5.9%
------------------------------------------------------------------------------------------------------------------------------------
Gross cash flow                            (166)      (175)       2,108       2,184         84         92        2,192       2,276
------------------------------------------------------------------------------------------------------------------------------------

                                      BAYER STOCKHOLDERS' NEWSLETTER 2002  |  16

Major items affecting Q3 performance
--------------------------------------------------------------------------------

-

o  General economic weakness
o  Decreasing but ongoing pressure on selling prices
o  (euro) 570m sales (cont.) lost through Fx
o  (euro) 280m charges following the ACS acquisition
o  Significant restructuring charges ((euro)140m in Q3)
o  Increasing raw material costs

+

o  Significant volume growth (+5% in Q3)
o  Major savings achieved due to tight cost management
o  (euro) 909m gain from H&R divestment
o  Strong working capital performance ((euro)2.5bn since project start)



2002 Financial Highlights
--------------------------------------------------------------------------------
(euro) million

                                    Q3'02      % Change     3/4'02    % Change
                                    -----      --------     ------    ---------
o Sales                             7,459        + 7.6      22,196    - 3.1
o Sales (cont.)                     7,249        + 8.0      21,530    - 2.2
o Operating income                    848           --       1,936   + 42.9
o Operating income (cont.)           - 74       + 77.9         971    + 0.7
o Operating income                     54       + 38.5         862   - 42.1
   pre-exceptionals (cont.)
o Non-operating result              - 231       - 23.5       - 340   + 18.5
o Pre-tax income                      617           --       1,596   + 70.1
o After-tax income                    661           --       1,481   + 80.2
o Net income                          656           --       1,472   + 78.9
o Earnings/share (Euro)              0.90           --        2.02   + 78.9

2002 Quarterly Sales Development
--------------------------------------------------------------------------------
(euro) million
                                   2002            2001           % Change
                                   ----            ----           ---------
--------------------------------------------------------------------------------
3/4 Year*                         22,196          22,903            - 3.1
o  H&R                               666             683
o  EC                                 --             233
Continuing operations             21,530          22,007            - 2.2
--------------------------------------------------------------------------------
3rd quarter*                       7,459           6,931              7.6
o  H&R                               210             217
o  EC                                 --              --
Continuing operations              7,249           6,714              8.0
--------------------------------------------------------------------------------
2nd quarter*                       7,504           8,071            - 7.0
o  H&R                               233             224
o  EC                                 --              57
Continuing operations              7,271           7,790            - 6.7
--------------------------------------------------------------------------------
1st quarter*                       7,233           7,901            - 8.5
o  H&R                               233             222
o  EC                                 --             176
o  Fibers                             53              63
Continuing operations              6,957           7,440            - 6.5
--------------------------------------------------------------------------------

*) restated, Fibers in cont. operations


Components of Q3 Sales Trend
--------------------------------------------------------------------------------
(euro) million

                       2001        2002       % Change
--------------------------------------------------------
Sales                 6,931       7,459        +7.6
o  Discontinuing        217         210
--------------------------------------------------------
o  Continuing         6,714
-------------------------------------------------------------------------------------
+  Acquisitions/
     Divestitures                  +794       +11.8      o Aventis CropScience +804
                                                         o Others               -10
--------------------------------------------------------------------------------------
+  Currencies                      -570        -8.5
+  Prices                           -35        -0.5
+  Volumes                         +346        +5.2
--------------------------------------------------------
o  Continuing                     7,249        +8.0

2002 Quarterly OPI Development
--------------------------------------------------------------------------------
(euro) million

                                           2002           2001      % Change
--------------------------------------------------------------------------------
3rd quarter*                               848           (316)          --
o  H&R (OPI & Sale)                        922             20
o  EC (OPI + Sale)                          --              ?
o  Exceptional Items                      (128)          (374)
OPI underlying - continuing operations      54             39          38.5
--------------------------------------------------------------------------------
2nd quarter*                               248            823        - 69.9
o  H&R                                      21             14
o  EC (OPI + Sale)                          --            319
o  Exceptional Items                       (91)           (46)
OPI underlying - continuing operations     318            536        - 40.7
--------------------------------------------------------------------------------
1st quarter*                               840            848         - 0.9
o  H&R                                      22             24
o  EC                                       --             15
o  Fibers                                   (3)             2
o  Exceptional Items                       328           (105)**
OPI underlying - continuing operations     493            912        - 45.9
--------------------------------------------------------------------------------

*)restated, Fibers in cont. operations               **) Incl. (17) from Fibers




Q3 Exceptional Items
-------------------------------------------------------------------------------------------------------------------
(euro) million

                                            2002                                2001
                            ---------------------------------------------------------------------------------------
                              Charge        Gain          Net        Charge        Gain          Net       % Change
                            ---------------------------------------------------------------------------------------
HealthCare                       -50           +2          -48         -307            0          -307         +259
-------------------------------------------------------------------------------------------------------------------
CropScience                       -6            0           -6            0            0             0           -6
-------------------------------------------------------------------------------------------------------------------
Polymers                         -75           +6          -69          -65            0           -65           -4
-------------------------------------------------------------------------------------------------------------------
Chemicals                         -2            0           -2           -2            0            -2            0
-------------------------------------------------------------------------------------------------------------------
Reconciliation                    -3            0           -3            0            0             0           -3
-------------------------------------------------------------------------------------------------------------------
Continuing                      -136           +8         -128         -374            0          -374         +246
-------------------------------------------------------------------------------------------------------------------
Discontinuing                      0         +909         +909           -1            0            -1         +910
-------------------------------------------------------------------------------------------------------------------
Total                           -136         +917         +781         -375            0          -375       +1.156
-------------------------------------------------------------------------------------------------------------------

Pharmaceuticals/Biologicals - Top 10
Products
--------------------------------------------------------------------------------
(euro) million
                             Q3'02    % Change      3/4 Year       % Change
--------------------------------------------------------------------------------
(1)  Ciprobay                 338       -30          1,113            -9

(2)  Adalat                   181       -27            625           -17

(3)  Kogenate*                 96      +123            272           +90

(4)  Gamimune                  77       -27            231           -11

(5)  Glucobay                  64       -14            209            -8

(6)  Avelox                    50      +163            162           +31

(7)  Prolastin*                34        +3            116           +30

(8)  Nimotop                   24       -17             89            -1

(9)  Tyasylol                  35       +46             99            +8

(10) Fraction V*               17       -37             61           -21

*)   Biological Products

                                   EXHIBIT 15

Bayer HealthCare and GlaxoSmithKline: Vardenafil Receives Positive Opinion from European Committee for Proprietary Medicinal Products
European Marketing Authorisation should be Granted Within the Next Few Months

Leverkusen/London - Bayer HealthCare and GlaxoSmithKline plc (GSK) announced today that they have received a positive opinion from the European Committee for Proprietary Medicinal Products (CPMP) for Vardenafil, a new oral drug under regulatory assessment for the treatment of erectile dysfunction (ED). This means that a European Marketing Authorisation should be granted within the next few months followed by a launch in Europe in the first half of 2003.

Vardenafil was researched and developed by Bayer was selected for clinical development because of its in-vitro potency and high selectivity for the PDE-5 enzyme. The substance will be co-promoted with GlaxoSmithKline plc. As leading European-based companies, Bayer and GSK are poised to bring the drug to market using their extensive network of local operating companies throughout the continent.

Wolfgang Plischke, PhD, President of the Pharmaceuticals Division of Bayer Health Care, Bayer AG, said: "This positive opinion from the CPMP - received earlier than anticipated - marks another important milestone, bringing us one step closer to the global launch of Vardenafil. The plans are in place to ensure an expedited launch at approval". "We are very pleased with the Committee's decision following their assessment of our extensive clinical trial data package that showed excellent efficacy following treatment with Vardenafil in men with ED", added Robert A. Ingram, Chief Operating Officer and President Pharmaceutical Operations, GlaxoSmithKline. The clinical data presented to the CPMP for Vardenafil included results from pivotal phase III studies of almost 4,000 men, including men of varying ages and severity of ED, and those considered challenging to treat, such as men with diabetes and those who have undergone prostatectomy. In one large-scale trial including a broad range of patients, 80 percent and 85 percent of men taking Vardenafil 10 and 20 mg respectively reported an improvement in erectile function compared with 28 percent on placebo. In clinical trials, the most common adverse events reported for the substance were headache, flushing, rhinitis and dyspepsia, events typical of PDE inhibition.

Erectile dysfunction - the inability to sustain an erection sufficient for sexual intercourse - is a major medical condition among men that is largely untreated. Although an estimated 152 million men are affected worldwide, research shows that only ten percent of men are being treated for the condition, suggesting the need for additional therapies in this area.

Leverkusen, November 22, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 16


Greater transparency for investors and stockholders
Bayer AG: New rules for corporate governance
Detailed disclosure of Management Board and Supervisory Board compensation planned

Leverkusen - Bayer AG is to follow the recommendations of the "Government Commission on the German Corporate Governance Code" to a great extent. At its meeting on December 5, 2002, the company's Supervisory Board approved the "declaration of conformity" which the Board of Management and the Supervisory Board have to issue to stockholders under new legislation.

In addition, the Supervisory Board decided on far-reaching changes regarding the transparency of Management Board and Supervisory Board compensation. Details of the remuneration of Management Board members will in future be provided in the notes to Bayer AG's financial statements, disclosing for each individual the fixed salary, performance-related components and long-term incentives. The same applies to the earnings of the Supervisory Board members, which will be shown according to fixed and performance-related portions.

At today's meeting the Supervisory Board also issued new Rules of Procedure for its own activity. Committee work is to be thoroughly reorganized. There will in future be three committees of the Supervisory Board: the Presidium (also nomination committee, established pursuant to ss. 27 of the Co- Determination
Act), the Human Resources Committee and the Audit Committee.

Some of today's decisions entail amendments to Bayer's Articles of Incorporation. The amendments will therefore be put to the Annual Stockholders' Meeting in April 2003.

Leverkusen, December 5, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 17


Strategic options for Rhein Chemie under review

Leverkusen - An agreement concluded in October 2002 between a U.S. financial investor and Bayer concerning the sale of Rhein Chemie has been dissolved by common consent of the parties, who were unable to agree on a number of outstanding points. Various strategic options are currently being considered.

Rhein Chemie is an internationally successful supplier of specialties to the rubber, lubricant and plastics industries. It also has a wholly owned subsidiary, iSL-Chemie GmbH & Co. KG in Kurten, Germany, affiliates in the United States and Japan, and owns a 90 percent interest in a joint venture in China.

Leverkusen, December 5, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 18


Bayer Supervisory Board Chairman Dr. Manfred Schneider: "Plans for the future of Pharmaceuticals have the support of the Supervisory
Board" Criticism voiced by some employee representatives is not in line with the outcome of Supervisory Board meetings

Leverkusen, December 6, 2002 - Bayer Management Board Chairman Werner Wenning reacted with surprise to remarks in the media by Group Works Council Chairman Erhard Gipperich, who said he did not believe that a majority of Supervisory Board members support the Management Board's plans for the future of the Pharmaceuticals Division. Said Wenning: "I already explained all the options for our future pharmaceuticals strategy to the Supervisory Board at its last-but-one meeting in September. At that time the Management Board's ideas and views had the support of the entire Supervisory Board."

Clarification also came from the Chairman of the Supervisory Board, Dr. Manfred
Schneider: "The Supervisory Board has detailed knowledge of the Management Board's plans and wholeheartedly supports them. The reservations some employee representatives now seem to have developed about the future course of action are not in line with the outcome of our September meeting - nor were there any comments on this topic at our meeting yesterday."

Wenning has repeatedly stated in public that Bayer is looking for a partner for its pharmaceuticals activities in order to capitalize more effectively and systematically on existing strengths, saying that detailed analyses show the company is not currently capable of exhausting the full potential of its pharmaceuticals business on its own.

Speaking to journalists at the Fall Financial News Conference, the Management Board Chairman said: "We will proceed pragmatically and attempt to achieve the optimum scenario for our business and our stockholders. Our preferred option is to combine our pharmaceutical activities with those of another company. We are currently involved in very good and constructive discussions along these lines, and are confident that these discussions will lead to a value-enhancing solution for our pharmaceuticals business."

Despite reports to the contrary, the subject of Bayer's future strategy in pharmaceuticals was not in fact on the agenda of the most recent Supervisory Board meeting on December 5, 2002.

Leverkusen, December 6, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 19


FDA Approves Once-Daily Cipro(R) XR for the Treatment of Uncomplicated Urinary Tract Infections (UTIs)
Uncomplicated UTIs Result in More Than 8 Million Doctor Visits Annually; Extended Release Formulation Provides Once-a-Day Dosing For Patients

WEST HAVEN, CT, December 16, 2002 - Bayer Corporation announced today that the U.S. Food and Drug Administration (FDA) has approved Cipro(R) XR (ciprofloxacin* extended-release tablets), a new formulation of ciprofloxacin, given once-a-day over three days, for the treatment of uncomplicated urinary tract infections
(UTIs) due to susceptible strains of indicated organisms. Cipro XR will be marketed for use at a dosage strength of 500 mg.

Cipro XR was developed using a bilayer matrix of the active ingredient ciprofloxacin, and enables two different release mechanisms. The first is a rapid release of ciprofloxacin, which distributes to the serum and tissues within hours. This is followed by a second extended release of the active ingredient to allow sustained levels over 24 hours.

"This is good news for patients diagnosed with uncomplicated UTIs," said Dr. Thomas Hooton, Professor, Division of Allergy and Infectious Diseases, School of Medicine, University of Washington. "Once-daily dosing may enhance patient compliance, which can be an important factor in helping to achieve better outcomes as it is often easier to remember to take one pill rather than two."

Results of a prospective, randomized, double-blinded study were included in the New Drug Application (NDA) submitted to the FDA in March 2002. The study evaluated the treatment of 891 adult women with clinical signs and symptoms of acute uncomplicated UTI, including pyuria, and a positive pre-therapy urine culture. The primary endpoint of the study, which compared 500 mg Cipro(R) XR, given once-daily over three days, to the conventional twice-daily dose (250 mg) of Cipro(R) (ciprofloxacin HCl), was to demonstrate that treatment with Cipro XR was not inferior to treatment with Cipro. Results showed that Cipro XR is comparable in safety and efficacy to the conventional twice-daily dose of Cipro. The treatment groups were similar with respect to demographics and infection characteristics. Of the total treatment group, 444 were treated with Cipro XR; 447 were treated with Cipro.

According to Dr. Lawrence Posner, Senior Vice President and Worldwide Head, Regulatory Affairs, Bayer Corporation, "This study showed that Cipro XR was as effective and welltolerated as twice-daily Cipro for the treatment of uncomplicated UTIs. This approval provides patients with a new and more convenient option for appropriate and targeted treatment."

Bayer Corporation submitted a NDA to the FDA in October 2002 to market once daily Cipro XR at a different dosage strength for the treatment of complicated UTIs. Bayer will begin shipping Cipro XR 500mg to pharmacies on January 2, 2003.

About the Study

At the first assessment point, 4-11 days post-treatment, bacteriologic eradication was achieved in 94% in the once daily therapy arm and 94% in the twice a day-treated patients; clinical cure was observed in 95% of the once-daily treated patients compared to 93% of twice-daily therapy patients. Eradication of E. coli, the most predominant organism, was 97% for each group. These rates were consistent with those that investigators observed in the late treatment follow-up (25-

50 days post-therapy). Drug related adverse events were similar for each group and included nausea, headache, and vaginitis.

About Uncomplicated Urinary Tract Infections (UTIs)

UTIs pose a potentially serious health problem that affects millions of people each year. Infections of the urinary tract are very common - only respiratory infections occur more frequently, according to the National Institutes of Health. Uncomplicated UTIs account for more than 8 million doctor visits annually. Women are especially prone to UTIs and their risk increases with age.

An uncomplicated UTI is usually a bladder infection that is caused by bacteria that enter the urethra and travel up the urinary tract. Patients who have an uncomplicated UTI generally do not have structural problems or obstructions within the urinary tract. Left untreated, the bacteria can spread and the condition can become more serious. UTIs can also be referred to as acute uncomplicated cystitis or bladder infections.

Indications and Important Safety Information

CIPRO XR is indicated solely for the treatment of uncomplicated urinary tract infections (acute cystitis) caused by Escherichia coli, Proteus mirabilis, Enterococcus faecalis, or Staphylococcus saprophyticus.

Serious and fatal reactions have been reported in patients receiving concurrent administration of ciprofloxacin and theophylline. Monitor theophylline levels if concurrent administration cannot be avoided.

The safety and effectiveness of ciprofloxacin in children, adolescents less than 18 years of age, pregnant women and lactating women have not been established. Ciprofloxacin is contraindicated in persons with a history of hypersensitivity to ciprofloxacin or any member of the quinolone class of antimicrobial agents. Ciprofloxacin should be discontinued at the first sign of an allergic reaction.

Adverse events determined to be at least possibly drug related occurring in = 1% of patients were headache (2%) and nausea (3%).

Antacids containing magnesium, aluminum or calcium, or other products containing metal cations, should be taken 2 hours before or 6 hours after oral administration of Cipro XR. Full prescribing information for CIPRO XR can be viewed at http://www.ciproxr.com

About Bayer Corporation

Best known for its flagship product, Bayer Aspirin, Bayer Corporation produces a broad range of healthcare, crop protection, polymer and chemical products that help diagnose and treat diseases, purify water, preserve local landmarks, protect crops, advance automobile safety and durability and improve people's lives.

Bayer Pharmaceuticals is a division of Bayer Health Care and a member of the worldwide Bayer Group, a $27 billion international healthcare and chemicals group based in Leverkusen,

Germany. The Bayer Group stock is a component of the DAX and is listed on the New York Stock Exchange (ticker symbol: BAY).

* As ciprofloxacin+ and ciprofloxacin hydrochloride+ does not comply with the loss on drying test and residue on ignition test of the USP monograph.

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20- F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 20

Bayer reaches agreement with U.S. authorities

Leverkusen - Bayer has reached an agreement in principle on the terms of a settlement with the U.S. Attorney's Office for the District of Massachusetts in the context of an investigation into rebates for pharmaceutical products. Provisions of $257,2 million have been established in this connection.

The U.S. subsidiary Bayer Corporation has been the subject of a joint civil and criminal investigation with respect to allegations that Bayer Corporation improperly underpaid rebates, particularly under the U.S. Medicaid Rebate Program, during a period from 1995 to 2000. Medicaid is a joint state-federal health-insurance program that provides drugs and treatment for people on low incomes or with disabilities.

The final terms of such agreement remain subject to negotiations. Bayer Corporation has cooperated very closely with the authorities throughout this process.

Leverkusen, December 20, 2002

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 21


2003 Calendar of Investor Relations Events

Date                                               Occasion                          Information Released
-----                                              --------                          --------------------
Thursday, March 6                      Spring Supervisory Board Meeting        Dividend Proposal
Thursday, March 13                     Spring Press Conference                 Full 2002 Results
                                       & Annual Report
Thursday & Friday,                     Spring Investor Conference,             Financial Presentations to Analysts &
March 13 & 14                          Leverkusen                              Investors
Friday, April 25                       Annual Shareholders' Meeting, Cologne
Monday, May 5                          Conference Call                         1st Quarter 2003
                                                                               Stockholders' Newsletter
                                                                               Review of Business Performance
Wednesday, August 6                    Half Year Investor Conference, London   1st Half 2003
                                                                               Stockholders' Newsletter
                                                                               Review of Business Performance
Tuesday, November 11                   Fall Press Conference                   3rd Quarter 2003
                                                                               Stockholders' Newsletter

Tuesday, November 11                   Fall Investor Conference, Leverkusen    Financial Presentations to Analysts &
                                                                               Investors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Bayer Aktiengesellschaft
                                 (Registrant)




Date: January 29, 2003           By: /s/ DR. ALEXANDER ROSAR
                                     ------------------------------------------
                                     Name:     Dr. Alexander Rosar
                                     Title:    Head of Investor Relations



                                     /s/ DR. ARMIN BUCHMEIER
                                     ------------------------------------------
                                     Name:     Dr. Armin Buchmeier
                                     Title:    Senior Counsel